VIA EDGAR AND FEDERAL EXPRESS

May 25, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Patrick Gilmore

Re:	Websense, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed February 10, 2011

File No. 000-30093

Dear Mr. Gilmore:

This letter is being transmitted by Websense, Inc. (the “Company”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated May 19, 2011 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010. The text of the Staff’s comments is included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Staff Comments and Company Responses

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year ended December 31, 2010 compared with the year ended December 31, 2009

Provision for Income Taxes, page 44

1.	We note in your response to prior comment 3 your explanation of how you determine the non-GAAP effective tax rate. Footnote (7) to your Reconciliation of GAAP to Non- GAAP Financial Measures in your earnings release on your Form 8-K filed February 1, 2011 does not include an explanation of how this rate is determined or how and why it differs from your GAAP effective tax rate. Your explanation on page 7 of the release describing the change in how the non-GAAP effective tax rate is determined may suggest that the difference between your GAAP and non-GAAP effective tax rate is only related to the tax benefit related to equity-based compensation and other tax deductible amortization. In future earnings releases or other disclosures of such non-GAAP measures, please ensure that you include an explanation of how your non-GAAP effective tax rate is determined.

We acknowledge the Staff’s comment and confirm that we will include an explanation of how our non-GAAP effective tax rate is determined in future earnings releases and other filings that contain disclosures of non-GAAP financial measures.

2.	We note your response to prior comment 2. In light of the significance of your foreign operations and your intent to indefinitely reinvest earnings from foreign subsidiaries, in future filings please disclose the amount of cash and investments, if material, that are currently held by your foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries. If you do not believe such amounts are material, please tell us the amount of cash and investments held by your foreign subsidiaries.

We acknowledge the Staff’s comment and confirm that in future filings we will disclose the amount of cash and investments, if material, that are held by our foreign subsidiaries with material repatriation tax effects or other restrictions on the free flow of funds from those subsidiaries.

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The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me at (858) 320-8000 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Michael A. Newman
Michael A. Newman

Senior Vice President, General Counsel and Chief Administrative Officer

cc:	Gene Hodges, CEO, Websense, Inc.

Arthur S. Locke III, SVP, CFO, Websense, Inc

Websense, Inc. Audit Committee

Barbara Borden, Esq., Cooley LLP